Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three months ended March 31, 2016
(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd. for the three months ended March 31, 2016 have been prepared by the management of the Company and approved by the Company's Audit Committee and the Company's Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the consolidated interim financial statements by an entity's auditor.

Almaden Minerals Ltd.
Condensed consolidated interim statements of financial position
(Unaudited - Expressed in Canadian dollars)
	March 31,	December 31,
	2016	2015

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 11)	4,312,500	6,222,778
Accounts receivable and prepaid expenses (Note 4)	394,624	383,464
	4,707,124	6,606,242

Non-current assets
Deposit on mill equipment (Note 5)	1,247,383	965,358
Property, plant and equipment (Note 6)	95,317	105,738
Exploration and evaluation assets (Note 7)	31,314,344	30,538,010
	32,657,044	31,609,106
TOTAL ASSETS	37,364,168	38,215,348

LIABILITIES
Current liabilities
Trade and other payables	665,434	797,769

Non-current liabilities
Deferred income tax liability	1,434,882	1,434,882
Total Liabilities	2,100,316	2,232,651

EQUITY
Share capital (Note 8)	83,757,687	83,757,687
Reserves (Note 8)	11,822,637	11,822,637
Deficit	(60,316,472)	(59,597,627)
Total Equity	35,263,852	35,982,697
TOTAL EQUITY AND LIABILITIES	37,364,168	38,215,348
Commitments (Note 12)

These consolidated financial statements are authorized for issue by the Board of Directors on May 13, 2016
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/ Mark T. Brown
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of comprehensive loss
(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2016	2015
	$	$
Revenue
Interest income	9,134	24,836
Other income (Note 9(b))	100,788	-
	109,922	24,836
Expenses
Impairment of exploration and evaluation assets	-	80,147
General and administrative expenses (Note 16)	719,878	767,692
General exploration expenses	-	136,848
Share-based payments	-	442,500
	719,878	1,427,187
Operating loss	(609,956)	(1,402,351)

Other (loss) income
Loss on investment in associate	-	(64,300)
Impairment of marketable securities	-	(81,000)
Impairment of investment in associate	-	(470,700)
Loss on sale of property, plant and equipment (Note 6)	(3,985)	-
Loss on fair value of contingent share receivable	-	(18,600)
Foreign exchange loss	(104,904)	(98,711)
Net loss for the period	(718,845)	(2,135,662)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss
Net change in fair value of available-for-sale financial assets, net of tax of nil	-	(123,412)
Other comprehensive income (loss) for the period	-	(123,412)

Total comprehensive loss for the period	(718,845)	(2,259,074)

Basic and diluted net loss per share (Note 10)	(0.01)	(0.03)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of cash flows
(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2016	2015
	$	$
Operating activities
Net loss for the period	(718,845)	(2,135,662)
Items not affecting cash
Loss on investment in associate	-	64,300
Depreciation	6,436	48,388
Loss on fair value of contingent shares receivable	-	18,600
Impairment of marketable securities	-	81,000
Impairment of investment in associate	-	470,700
Impairment of exploration and evaluation assets	-	80,147
Loss on sale of property, plant and equipment	3,985	-
Share-based payments	-	442,500
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(11,160)	105,483
Trade and other payables	(280,814)	(61,213)
Net cash used in operating activities	(1,000,398)	(885,757)
Investing activities
Reclamation deposit	-	(2,003)
Deposit on mill equipment	(282,025)	-
Exploration and evaluation assets - costs	(627,855)	(1,163,170)
Net cash used in investing activities	(909,880)	(1,165,173)
Financing activities
Issuance of shares, net of share issue costs	-	5,165,576
Net cash from financing activities	-	5,165,576

Change in cash and cash equivalents	(1,910,278)	3,114,646
Cash and cash equivalents, beginning of period	6,222,778	8,172,598
Cash and cash equivalents, end of period	4,312,500	11,287,244
Supplemental cash and cash equivalents information - Note 11

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of changes in equity
(Unaudited - Expressed in Canadian dollars)

	Share capital		Reserves
			Equity settled		Available-for-
	Number of		employee		sale financial	Total
	shares	Amount	benefits	Warrants	assets	reserves	Deficit	Total
		$		$		$	$	$

Balance, January 1, 2015	68,728,321	87,083,931	10,372,323	299,982	333,452	11,005,757	(58,453,102)	39,636,586
Share-based payments	-	-	442,500	-	-	442,500	-	442,500
Private placements and other	4,420,000	5,152,235	-	-	-	-	-	5,152,235
Finders' warrants issued pursuant to private placement	-	-	-	13,341	-	13,341	-	13,341
Total comprehensive loss for the period	-	-	-	-	(123,412)	(123,412)	(2,135,662)	(2,259,074)
Balance, March 31, 2015	73,148,321	92,236,166	10,814,823	313,323	210,040	11,338,186	(60,588,764)	42,985,588
Share-based payments	-	-	508,240	-	-	508,240	-	508,240
Private placements and other	4,506,666	3,077,126	-	180,267	-	180,267	-	3,257,393
Transfer of net assets pursuant to spin-out	-	(11,828,963)	-	-	-	-	-	(11,828,963)
Finders' warrants issued pursuant to private placement	-	-	-	5,984	-	5,984	-	5,984
Shares issued pursuant to mill option agreement	407,997	273,358	-	-	-	-	-	273,358
Total comprehensive loss for the period	-	-	-	-	(210,040)	(210,040)	991,137	781,097
Balance, December 31, 2015	78,062,984	83,757,687	11,323,063	499,574	-	11,822,637	(59,597,627)	35,982,697
Total comprehensive loss for the period	-	-	-	-	-	-	(718,845)	(718,845)
Balance, March 31, 2016	78,062,984	83,757,687	11,323,063	499,574	-	11,822,637	(60,316,472)	35,263,852

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2016
Presented in Canadian dollars
1. Nature of Operations

Almaden Minerals Ltd. (the "Company" or "Almaden") was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002.  The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada, United States and Mexico.  The address of the Company's registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing new mineral projects and has not yet determined whether these projects are economically recoverable mineral reserves.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2. Basis of Presentation

(a) Statement of Compliance with International Financial Reporting Standards ("IFRS")

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard ("IAS") 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

(b) Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2015. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2015, with the exception of the following new accounting standards and amendments which the Company adopted and are effective for the Company's interim and annual consolidated financial statements commencing January 1, 2016:

IFRS 7: Amended to require additional disclosures on transition from IAS 39 and IFRS 9.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2016
Presented in Canadian dollars

2. Basis of Presentation (Continued)

(b) Basis of preparation (continued)

The following new accounting standards and amendments are effective for future periods and have not been adopted by the Company:

Revenue recognition

IFRS 15 - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

Financial instruments

IFRS 9 - In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently considering the impact, if any, of the final standard on its future consolidated financial statements.

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2016
Presented in Canadian dollars

3.             Significant accounting policies

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2015.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included.  Operating results for the three month period ended March 31, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

4.             Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	March 31,	December 31,
	2016	2015
Accounts receivable	$272,298	$235,983
Prepaid expenses	122,326	147,481
	$394,624	$383,464

During the three months ended March 31, 2016, the Company incurred value added taxes of $37,720 (December 31, 2015 - $159,689) included in exploration and evaluation assets as the value added tax relates to certain projects and will be recovered when the assets are sold (Note 7).

5.            Deposit on Mill Equipment

On October 19, 2015, the Company entered into a Mill Purchase Option Agreement to acquire the Rock Creek mill.  Pursuant to the agreement, Almaden has the exclusive right and option to purchase the mill for a total of US$6,500,000, subject to adjustment in certain circumstances (the "Option").

On November 25, 2015, the Company issued 407,997 common shares at a fair value of $0.67 per share, for a total fair value of $273,358.

In order to exercise the Option, Almaden must make option payments according to the following schedule:

On execution of agreement:	US$250,000 (Paid October 21, 2015)
On or before December 31, 2015:	US$250,000 (Paid December 29, 2015)
On or before March 31, 2016:	US$250,000 (Paid March 17, 2016)
On or before June 15, 2017:	US$2,000,000
On or before June 15, 2018:	US$3,750,000

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2016
Presented in Canadian dollars

6. Property, plant and equipment
	Automotive equipment	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2015	174,462	135,064	218,166	176,010	51,760	245,647	1,001,109
Additions	-	-	-	-	-	-	-
Disposals	(27,893)	-	-	-	-	-	(27,893)
March 31, 2016	146,569	135,064	218,166	176,010	51,760	245,647	973,216

Accumulated depreciation
December 31, 2015	167,604	130,695	198,221	144,943	48,018	205,890	895,371
Disposals	(23,908)	-	-	-	-	-	(23,908)
Depreciation	216	218	1,496	2,330	187	1,989	6,436
March 31, 2016	143,912	130,913	199,717	147,273	48,205	207,879	877,899

Carrying amounts
December 31, 2015	6,858	4,369	19,945	31,067	3,742	39,757	105,738
March 31, 2016	2,657	4,151	18,449	28,737	3,555	37,768	95,317

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2016
Presented in Canadian dollars

7.	Exploration and evaluation assets

	Tuligtic	Other Properties	Total
Exploration and evaluation assets	$	$	$
Acquisition costs: Opening balance - (December 31, 2015)	3,202,134	1	3,202,135
Additions	298,351	-	298,351
Closing balance - (March 31, 2016)	3,500,485	1	3,500,486
Deferred exploration costs:
Opening balance - (December 31, 2015)	27,335,875	-	27,335,875
Costs incurred during the period
Drilling and related costs	60,910	-	60,910
Professional/technical fees	30,695	-	30,695
Claim maintenance/lease costs	72,113	-	72,113
Geochemical, metallurgy	69,518	-	69,518
Technical studies	101,204	-	101,204
Travel and accommodation	43,817	-	43,817
Geology, exploration	44,918	-	44,918
Supplies and misc.	4,014	-	4,014
Reclamation, environmental	13,074	-	13,074
Value-added tax (Note 4)	37,720	-	37,720
Total deferred exploration costs during the period	477,983	-	477,983
Closing balance - (March 31, 2016)	27,813,858	-	27,813,858
Total exploration and evaluation assets	31,314,343	1	31,314,344

The following is a description of the Company's most significant property interest and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b) Other:

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2016
Presented in Canadian dollars

8.	Share capital and reserves

(a)	Authorized share capital

At March 31, 2016, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)	Warrants

The continuity of warrants for the three months ended March 31, 2016 is as follows:

	Exercise	Dec 31,			Expired/	March 31,
Expiry date	price	2015	Issued	Exercised	Cancelled	2016
February 11, 2016	* $1.76	2,210,000	-	-	(2,210,000)	-
February 11, 2016	* $1.12	49,410	-	-	(49,410)	-
July 17, 2016	* $1.58	4,376,000	-	-	-	4,376,000
July 17, 2016	* $1.32	186,000	-	-	-	186,000
November 17, 2017	$1.00	2,253,334	-	-	-	2,253,334
November 17, 2017	$0.77	35,200	-	-	-	35,200
Options outstanding and exercisable		9,109,944	-	-	(2,259,410)	6,850,534
Weighted average exercise price		$1.47	-	-	$1.75	$1.38

* On August 28, 2015, the Company adjusted the exercise price on outstanding warrants proportionately to reflect the value transferred to Almadex.

(c)	Share purchase option compensation plan

The Company's stock option plan permits the issuance of options up to a maximum of 10% of the Company's issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At March 31, 2016, the Company had reserved 45,298 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. No options were granted during the three months ended March 31, 2016.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2016
Presented in Canadian dollars

8.	Share capital and reserves (Continued)

(c)	Share purchase option compensation plan

The continuity of stock options for the three months ended March 31, 2016 is as follows:
Expiry date	Exercise price	Dec 31, 2015	Granted	Exercised	Expired / cancelled	March 31, 2016
May 6, 2016	* $ 1.33	65,000	-	-	-	65,000
June 8, 2016	* $ 2.89	2,145,000	-	-	-	2,145,000
July 14, 2016	* $ 1.37	130,000	-	-	-	130,000
August 15, 2016	* $ 2.57	150,000	-	-	-	150,000
October 10, 2016	* $ 1.23	150,000	-	-	-	150,000
January 6, 2017	* $ 0.98	1,180,000	-	-	-	1,180,000
May 4, 2017	* $ 1.91	200,000	-	-	-	200,000
June 8, 2017	* $ 1.98	75,000	-	-	-	75,000
August 26, 2017	* $ 0.74	1,445,000	-	-	-	1,445,000
September 11, 2017	* $ 2.31	500,000	-	-	-	500,000
November 22, 2017	* $ 2.22	100,000	-	-	-	100,000
April 4, 2018	* $ 1.74	90,000	-	-	-	90,000
June 18, 2018	* $ 1.46	250,000	-	-	-	250,000
December 11, 2018	$ 0.72	756,000	-	-	-	756,000
January 2, 2019	* $ 1.04	375,000	-	-	-	375,000
July 2, 2019	* $ 1.32	150,000	-	-	-	150,000
Options outstanding and exercisable		7,761,000	-	-	-	7,761,000
Weighted average
exercise price		$ 1.65	-	-	-	$1.65

* On August 20, 2015, the Company adjusted the exercise price on outstanding stock options proportionately to reflect the value transferred to Almadex.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2016
Presented in Canadian dollars

9.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development. The aggregate compensation paid or payable to key management for services is as follows:

Three months ended March 31,
	2016	2015

Salaries, fees and benefits	$216,250	$216,205	(i)
Share-based payments	-	260,625	(ii)
Directors' fees	48,000	48,000
	$264,250	$524,830

(i)	Hawk Mountain Resources Ltd. ("Hawk Mountain"), a private company of which the Chairman of the Company is a shareholder, was paid $60,000 during the period ending March 31, 2015 for geological services provided to the Company and is recorded in general exploration expenses.

(ii)	Comprised of 695,000 options granted pursuant to the Company's stock option plan during the period, all of which vested on the grant date. The value of the option-based awards is based on the fair value of the awards ($0.375) calculated using the Black-Scholes model at the January 6, 2015 grant date.

(b)	Almadex Minerals Limited ("Almadex")

During the three months ended March 31, 2016, the Company received $100,788 (2015 - $Nil) from Almadex for administrative services fees included in other income.

(c)	Other related party transactions

During the three months ended March 31, 2016, the Company employed a person related to the Chairman for a salary of $8,450 less statutory deductions (March 31, 2015 - $10,400) for marketing and administrative services provided to the Company.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2016
Presented in Canadian dollars

10.         Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended March 31, 2016 was based on the loss attributable to common shareholders of $718,845 (March 31, 2015 - $2,135,662) and a weighted average number of common shares outstanding of 78,062,984 (March 31, 2015 – 71,085,654).

The calculation of diluted net loss per share for the three month periods ended March 31, 2016 and 2015 did not include the effect of stock options and warrants as they are anti-dilutive.

11.	Supplemental cash flow information

(a)	Supplemental information regarding the split between cash and cash equivalents is as follows:

	March 31, 2016	December 31, 2015

Cash	$1,312,500	$1,722,728
Term Deposits	3,000,000	4,500,050
	$4,312,500	$6,222,778

As at March 31, 2016, $148,479 of exploration and evaluation asset costs are included in trade and other payables (March 31, 2015 - $291,681)

12.          Commitments

The Company has entered into an operating lease for office premises through August 30, 2017.

On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.  Effective December 31, 2015, the Chairman's contract was mutually terminated and effective January 1, 2016, the Company and the Chairman entered into a new contract for an annual remuneration of $240,000 for two years, renewable for two additional successive terms of 24 months.

As at March 31, 2016, the remaining payments for the executive contract and the operating lease are due as follows:
	2016	2017	2018	2019	2020	Total

Office lease	$99,165	$88,147	$-	$-	$-	$187,312
Executive contracts	378,750	505,000	505,000	240,000	240,000	1,868,750
	$477,915	$593,147	$505,000	$240,000	$240,000	$2,056,062

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2016
Presented in Canadian dollars

13.          Financial instruments

The fair values of the Company's cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)           Currency risk
The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at March 31, 2016, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$471,458	$129,896
Accounts receivable and prepaid expenses	-	143,646
Total assets	$471,458	$273,542

Trade and other payables	$97,785	$2,211
Total liabilities	$97,785	$2,211

Net assets	$373,673	$271,331

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company's net income by $37,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company's net income by $27,000.

(b)           Credit risk

The Company's cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates during the twelve months following the statement of financial position date.  The Company's excise tax included in accounts receivables and prepaid expenses consists primarily of sales tax due from the federal government of Canada. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2016
Presented in Canadian dollars

13.      Financial instruments (Continued)

(b)           Credit risk (Continued)

As at March 31, 2016, the Company's maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)           Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no interest bearing debt.

A 1% change in the interest rate would change the Company's net income by $30,000.

(e)           Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.  Equity price risk is defined as the potential adverse impact on the Company's performance due to movements in individual equity prices or general movements in the level of the stock market.

14.         Management of capital

The Company considers its capital to consist of components of equity.  The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2016
Presented in Canadian dollars

15.          Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company's non-current assets are located in the following geographic locations:

	March 31, 2016	December 31, 2015
Canada	$1,334,028	$1,061,968
Mexico	31,323,016	30,547,138
	$32,657,044	$31,609,106

The Company's revenues were all earned in Canada primarily from interest income on corporate cash reserves and administrative services fees (Note 9(b)).

16.          General and administrative expenses

	Three months ended March 31,
	2016	2015

Professional fees	$146,255	$204,739
Salaries and benefits(1)	292,704	188,339
Travel and promotion	120,450	90,129
Depreciation (Note 6)	6,436	48,388
Office and license(1)	35,725	24,312
Rent(1)	38,058	44,611
Stock exchange fees	13,181	93,704
Insurance	15,788	18,682
Transfer agent fees	3,281	6,788
Directors' fees	48,000	48,000
	$719,878	$767,692

(1)	Effective August 1, 2015, approximately 30% of administrative expenses is recovered from Almadex pursuant to the Administrative Service Agreement (Note 9(b)).

17.          Subsequent event

On April 12, 2016 and April 26, 2016, the Company received $113,552 and $13,552 on the exercise of 117,600 and 17,600 warrants respectively.

On May 6, 2016, the Company granted to an employee, pursuant to its stock option plan, for the purchase of 100,000 shares at an exercise price of $1.41 per share expiring May 6, 2018.